SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT

TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	RIC Coinvestment Fund LP

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1345 Avenue of the Americas, 46th Floor

New York, New York 10105

Telephone Number (including area code):

(212) 798-6063

Name and address of agent for service of process:

Randal A. Nardone

1345 Avenue of the Americas, 46th Floor

New York, New York 10105

With copies of Notices and Communications to:

Michael K. Hoffman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES	☒	NO	☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Board of Directors of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of New York and the state of New York on May 10, 2006.

RIC Coinvestment Fund LP

(REGISTRANT)

By: /s/ Randal A. Nardone

Randal A. Nardone
Chief Operating Officer and Secretary
Attest:	/s/ Randal A. Nardone
Randal A. Nardone
Chief Operating Officer and Secretary